Exhibit 12

Tyson Foods, Inc.
Ratio of Earnings to Fixed Charges
March 28, 1998
(Dollars in millions)


                                               1998        1997
Fixed Charges:
  Interest Expense                              65.2       55.1
  Interest Income                                5.8        3.7
  Interest Capitalized                           1.0        1.8
  Interest Allocated to Beef and Pork            0.0        0.9
  Amortization of Debt Discount                  0.5        2.2
  Interest Portion of Rental Expense (33%)       5.1        5.7
                                               -----      -----
Total Fixed Charges (A)                         77.6       69.4

Earnings:
  Net Income(Loss)                              68.2       92.8
  Provision for Income Taxes                    40.0       89.3
  Fixed Charges                                 77.6       69.4
  Less Capitalized Interest                     (1.0)      (1.8)
                                               -----      -----
Earnings and Fixed Charges (B)                 184.9      249.7

Ratio of Earnings to Fixed Charges (B/A)        2.38       3.60


For purposes of computing the above ratios of earnings to
fixed   charges,  "earnings"  consist  of   income   from
continuing operations before income taxes and fixed charges (excluding capitalized interest). "Fixed charges" consist of (i) interest on indebtedness, whether expensed or capitalized, but excluding interest to fifty-percent owned subsidiaries (ii) the Company's proportionate share of interest of fifty-percent owned subsidiaries, (iii) that portion of rental expense the Company believes to be representative of interest (one-third of rental expense) and (iv) amortization of debt discount and expense.

















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